

January 19, 2011

Mr. Kyle Schlosser
President, Chief Executive Officer, and Director
Fero Industries, Inc.
254-16 Midlake Boulevard SE
Calgary Alberta, Canada T2X 2X7

> **Re:** **Fero Industries, Inc.**
> **Form 10-K for the for the Fiscal Year Ended June 30, 2010**
> **Filed October 13, 2010**
>
> **Form 10-K/A Amendment No. 1**
> **Filed December 13, 2010**
> **File No. 000-53337**

Dear Mr. Schlosser:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments.

Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A Amendment No. 1 for the Fiscal Year Ended June 30, 2010

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page F-2

1. We note that the report refers to the statements of operations, stockholders' equity, and cash flows for each of the years in the two-year period ended June 30, 2010. Please file a revised report from your accountants that also refers to the period of inception through June 30, 2010. In your Form 10-K amendment please include all of Item 8 and file updated officer

certifications pursuant to Rule 12B-15 of the Exchange Act.

<u>Item 9A(T) Controls and Procedures, page 23</u>

2. Part II, Item 9A of form 10-K is the applicable Item for you since your latest year ended is June 30, 2010. See Items 307, 308 and 308Tof Regulation S-K. In addition your evaluation of the effectiveness of your disclosure controls and procedures is to be as of the end of the period covered by the Form 10-K report and not as of an evaluation date of May 31, 2009. Amend your Form 10-K accordingly to note the correct Item 9A designation and the appropriate evaluation date as of the end of the reporting period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

Craig Wilson
Sr. Asst. Chief Accountant